UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Praia de Botafogo, 300 – 11th floor
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CARLOS FRANCISCO RIBEIRO JEREISSATI APPOINTED CHAIRMAN BY
BOARD OF CONTAX PARTICIPAÇÕES

Rio de Janeiro, October 26, 2005 – Contax Participações S.A. (Bovespa CTAX3 and CTAX4 and OTC: CTXNY) announced that in a meeting held on October 26, 2005, Contax Participações board of directors accepted the resignation of Mr. Fersen Lamas Lambranho from his position as Chairman of the Board. All board members stressed the excellent work and dedication of Mr. Lambranho - who will remain a board member - during the one-year period he was in charge.

During the same meeting, the board member Mr. Carlos Francisco Ribeiro Jereissati was elected as the new Chairman of the Board for the one-year period starting on November 01, 2005.

Mr. Jereissati, who was born on June 21, 1946 , has served as a member of TNL's Board of Directors since August 1998 and, as Chairman of the Board, firstly from August 1998 to August 2000 and again from November 1, 2002 to October 29, 2003 . He is also an Executive Officer and has been a member of the Board of Directors of Telemar Participações S.A. since 1998. Mr. Jereissati served as Chairman of the Board of Telemar Participações from November 1998 to September 2000. He served as a member of the Board of Directors of the Bovespa, as Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group) and as President of the Executive Council of the Brazilian Association of Shopping Malls (Abrasce). He currently serves as Chief Executive Officer of the Jereissati Group ( La Fonte /Iguatemi) and is a member of the Consultants Council of the São Paulo State Union of Real Estate Companies (Secovi). He holds a degree in economics from Mackenzie University of São Paulo.

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Michel Neves Sarkis	Marco Antonio dos Santos Barcelos
CFO and IR Officer	Investor Relations Manager
Phone: (21) 3131-0009	Phone: (21) 3131-0274

ri@contax.com.br

www.contax.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2005

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.